Exhibit 99.1

Q2

2016 Second Quarter Report

	Three months ended		Six months ended
Financial and Operating Highlights	June 30		June 30
	2016	2015	2016	2015

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$45,615	$37,429	$87,240	$77,420
Funds from operations	$36,883	$27,571	$67,119	$57,500
per share (1)	$0.20	$0.16	$0.37	$0.34
Total capital expenditures	$17,595	$19,437	$62,331	$98,145
Working capital deficit (surplus) (2)	$(525)	$16,046	$(525)	$16,046
Bank indebtedness	$194,028	$277,322	$194,028	$277,322
Basic weighted average shares (000)	184,477	170,667	179,478	170,485
Operating
Daily Production
Natural gas (mcf/d)	203,791	124,299	184,204	128,765
Liquids (bbls/d)	1,083	112	750	112
Total mcfe/d (3)	210,289	124,971	188,704	129,437
Total boe/d (3)	35,048	20,829	31,451	21,573
Average prices (including hedging)
Natural gas ($/mcf)	$2.18	$3.27	$2.41	$3.28
Liquids ($/bbl)	$52.67	$47.91	$46.69	$44.90
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$1.34	$2.53	$1.53	$2.62
Realized gains on derivatives	1.04	0.76	1.01	0.68
Royalty (expense) recovery	0.08	(0.11)	0.01	(0.12)
Operating expense	(0.30)	(0.37)	(0.32)	(0.36)
Transportation expense	(0.03)	-	(0.02)	-
Operating netback	2.13	2.81	2.21	2.82
General and administrative	(0.10)	(0.19)	(0.11)	(0.18)
Finance expense	(0.13)	(0.22)	(0.15)	(0.20)
Other income	0.02	0.01	0.01	0.01
Cash netbacks	$1.92	$2.41	$1.96	$2.45

(1)	Based on basic weighted average shares outstanding.

(2)	Working capital deficit (surplus) includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

MESSAGE TO SHAREHOLDERS

Cash Flow Up 34% From 68% Production Growth, Record Low Corporate Cash Costs and Hedging Gains, Montney Land Holdings Increased

Advantage Oil & Gas Ltd. (“Advantage” or the “Corporation”) is pleased to report cash flow increased 34% to $36.9 million ($0.20/share) driven by a 68% increase in production to 210 mmcfe/d (35,048 boe/d), a 34% reduction in total corporate cash costs to $0.59/mcfe ($3.54/boe) and realized hedging gains of $20.0 million during the second quarter of 2016. Despite a 47% reduction in AECO daily natural gas prices to Cdn $1.40/mcf, the Corporation generated $19.3 million of free cash flow above capital expenditures and reduced bank debt by $8.2 million. These achievements were made possible by the continuing production outperformance of our Glacier Montney wells and structural reductions in both total well capital costs and operating costs (please refer to our operational update released on July 6, 2016).

The Corporation increased its Montney land holdings to 150 net sections (96,000 net acres) from the acquisition of 12 high-graded net sections (100% working interest) during the first half of 2016 for a total cost of $5.8 million. Eleven of the 12 new sections were acquired through Crown land sales. At Glacier, seven new sections were added, which have immediate reserves recognition and drilling potential as they lie adjacent to existing lands containing wells previously drilled into multiple Montney layers. Management estimates that the seven newly acquired Glacier sections may contain in excess of 15 drilling locations per section which increases the total number of future drilling locations at the Corporation’s Glacier property by 10% to over 1,100 locations. The remaining five new sections, which are anticipated to also contain multi-layer production potential, were acquired to increase our Montney land holdings at Valhalla and Wembley. In conjunction with Advantage’s organic growth plans, the Corporation will continue to remain highly selective and opportunistic as it reviews Montney land and business opportunities to maintain its strategy of profitable and sustainable growth.

Looking forward, Advantage is well positioned with strong operational and financial flexibility to immediately increase production during the second half of 2016 without incurring additional capital and per unit operating costs should natural gas prices continue to strengthen. The Corporation’s second quarter achievements combined with its current standing inventory of 22 wells (8 completed and 14 uncompleted) and completion of its engineering design to expand the Glacier gas plant to 350 mmcfe/d (58,330 boe/d), with construction beginning in the second half of 2017, continues to advance Advantage’s next chapter of growth.

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Second Quarter 2016 Operating and Financial Highlights

Production increased 68% to average 210.3 mmcfe/d (35,048 boe/d) including 867% growth in natural gas liquids to 1,083 bbls/d for the second quarter of 2016 as compared to the same period in 2015. The Corporation’s 2016 annual production is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d generating a year-on-year production growth of approximately 40% or 34% on a per share basis.

Cash flow (Funds from Operations) for the second quarter of 2016 was up 34% to $36.9 million or 25% on a per share basis to $0.20 per share. Cash netbacks for the three months ended June 30, 2016 were $1.92/mcfe ($11.52/boe) which represents 81% of the realized sales price, including hedging. Excluding hedging, positive cash flow of $16.9 million was realized despite an average AECO daily natural gas price of Cdn $1.40/mcf demonstrating the economic resilience of Advantage’s Montney development.

Total corporate cash costs were reduced to a corporate record low of $0.59/mcfe in the second quarter of 2016 which is a 34% decrease compared to the same period of 2015. Total corporate cash costs includes royalties ($0.03/mcfe), operating costs ($0.30/mcfe), liquids transportation ($0.03/mcfe), cash general and administrative ($0.10/mcfe), and finance expense ($0.13/mcfe). Additionally, the Alberta government’s annual gas cost allowance review recognized a positive recovery of $2.1 million for 2015 during the second quarter.

Total capital expenditures during the quarter were on-track at $18 million. Approximately 78% of the capital invested during the quarter was allocated to complete the expansion of Advantage’s sales gas pipeline takeaway capacity to 400 mmcf/d from its Glacier gas plant to TransCanada Pipeline Limited’s (“TCPL”) main northwest Alberta sales pipeline, installation of additional acid gas capacity and a backup inlet compressor for future operational needs. Capital expenditures are estimated to be $125 million for the 2016 calendar year, including new land acquisitions during the first half of this year.

Total debt (including working capital surplus) as of June 30, 2016 was $194 million or 49% drawn against Advantage’s $400 million borrowing base Credit Facility. Second quarter cash flow exceeded capital expenditures by $19.3 million and resulted in a decrease in bank debt. Advantage’s year-end 2016 total debt to trailing cash flow is estimated to be 1.0 times should AECO natural gas prices average Cdn $2.50/mcf during the second half of 2016.

Strong multi-year natural gas hedge positions in place to support future development. Advantage’s hedging positions include an average 50% of forecast annual production for the second half of 2016 at an average AECO floor price of $3.56/mcf, 41% of forecast 2017 annual production at an average AECO floor price of $3.19/mcf and 17% of forecast 2018 annual production at an average AECO floor price of $3.03/mcf.

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Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “guidance”, “demonstrate”, “expect”, “may”, “can”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions and include statements relating to, among other things, managements estimates of drilling locations on the seven newly acquired Glacier sections, anticipated multi-layer production potential of five other newly acquired sections, and aggregate estimated number of drilling locations; the Corporation's plans to review Montney land and business opportunities to maintain its strategy of profitable and sustainable growth; Advantage's expansion of its Glacier gas plant processing capacity and anticipated processing capacity as a result thereof; Advantage's belief that it is well positioned with strong operational and financial flexibility to immediately increase production during the second half of 2016 without incurring additional capital and per unit operating costs should natural gas prices continue to strengthen; the Corporation’s expectation that its 2016 annual production will be within its previously announced budget production guidance range; capital expenditures for the 2016 calendar year, including the estimated amount thereof; Advantage’s estimated year-end 2016 total net debt to trailing cash flow; the Corporation's hedging arrangements; and other matters. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; Advantage's ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will result in minimal firm service restrictions and frequent interruptible service availability during the second half of 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward-looking statements contained herein are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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This report contains certain oil and gas metrics, including cash netbacks and operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

This report discloses over 1,100 undeveloped future drilling locations in the following categories: (i) proved (244 locations); (ii) proved + probable (297 locations); and (iii) unbooked (more than 803 additional locations). Proved locations and probable locations are derived from the Corporation’s most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Of the 15 drilling locations per section estimated by Management on the seven newly acquired Glacier sections identified herein, all are unbooked locations. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, operating netbacks and total debt to trailing cash flow ratio. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit (surplus) divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This report and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this report was made as of the date of this report and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this report, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of August 4, 2016, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and six months ended June 30, 2016 and should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2016 and the audited consolidated financial statements and MD&A for the year ended December 31, 2015. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the Corporation's expectation that annual production will be within its previously announced budget guidance; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future anticipated royalty rates; the terms of the MRF, its impact on economic returns on average Upper and Lower Montney wells and its expected benefits for low cost producers with higher productivity wells; Advantage's plans to continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the MRF; the anticipated effect of cost efficiencies on operating expense per mcfe; terms of the Corporation's equity compensation plans; the Corporation's expectation that it will realize lower cash finance expense in future periods of 2016; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's belief that its annual funds from operations will exceed its planned 2016 capital program; anticipated surplus cash flow and year-end total debt to trailing funds from operations for 2016; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; management's belief that its current inventory of wells will provide sufficient productive capacity to attain the Corporation's 2016 production target and further increase production; the Corporation's expectation that its net capital expenditures will be fully funded with funds from operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling plans; and the statements under "critical accounting estimates" in this MD&A.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2016	2015	% change	2016	2015	% change
Cash provided by operating activities	$35,550	$14,223	150%	$69,919	$43,973	59%
Expenditures on decommissioning liability	290	253	15%	746	391	91%
Changes in non-cash working capital	3,460	15,555	(78)%	1,722	17,869	(90)%
Finance expense (1)	(2,417)	(2,460)	(2)%	(5,268)	(4,733)	11%
Funds from operations	$36,883	$27,571	34%	$67,119	$57,500	17%

(1) Finance expense excludes non-cash accretion expense.

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Overview

	Three months ended				Six months ended
	June 30				June 30
	2016		2015		2016		2015
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$25,635	$1.34	$28,804	$2.53	$52,566	$1.53	$61,431	$2.62
Realized gains on derivatives	19,980	1.04	8,625	0.76	34,674	1.01	15,989	0.68
Royalty recovery (expense)	1,481	0.08	(1,236)	(0.11)	343	0.01	(2,771)	(0.12)
Operating expense	(5,674)	(0.30)	(4,172)	(0.37)	(10,951)	(0.32)	(8,446)	(0.36)
Transportation expense	(537)	(0.03)	-	-	(734)	(0.02)	-	-
Operating income and operating netbacks	40,885	2.13	32,021	2.81	75,898	2.21	66,203	2.82
General and administrative expense (1)	(1,988)	(0.10)	(2,115)	(0.19)	(3,926)	(0.11)	(4,152)	(0.18)
Finance expense (2)	(2,417)	(0.13)	(2,460)	(0.22)	(5,268)	(0.15)	(4,733)	(0.20)
Other income (3)	403	0.02	125	0.01	415	0.01	182	0.01
Funds from operations and cash netbacks	$36,883	$1.92	$27,571	$2.41	$67,119	$1.96	$57,500	$2.45

Per basic weighted average share	$0.20		$0.16		$0.37		$0.34

(1)	General and administrative expense excludes non-cash share based compensation.
(2)	Finance expense excludes non-cash accretion expense.
(3)	Other income excludes non-cash other income.

For the three and six months ended June 30, 2016, Advantage realized funds from operations of $36.9 million and $67.1 million with cash netbacks of $1.92/mcfe and $1.96/mcfe, respectively. On a per share basis, funds from operations was $0.20 and $0.37 per share for the three and six months ended June 30, 2016, respectively. In the second quarter of 2016, we achieved total funds from operations that was $9.3 million higher than for the same period of 2015, we generated free cash flow of $19.3 million (funds from operations exceeding net capital expenditures) and reduced bank indebtedness by $8.2 million despite a 47% lower average AECO daily price (see “Commodity Prices and Marketing”). These accomplishments have been due to a 68% increase in production, realized derivative gains of $20.0 million from our disciplined hedging program and a 34% reduction in total corporate cash costs to a record $0.59/mcfe for the second quarter of 2016 as compared to the same period of 2015. Total corporate cash costs of $0.59/mcfe include royalties, operating expense, transportation expense, general and administrative expense, finance expense and excludes the $2.1 million annual 2015 gas cost allowance recovery that was realized in the second quarter (see “Royalty Expense (Recovery)”). The low total cash cost structure has resulted from ongoing successes at our Montney resource development located at Glacier, Alberta. It is also worth noting that based on an AECO daily average price during the second quarter of $1.40/mcf and excluding hedging gains, other income, and the 2015 gas cost allowance recovery realized, Advantage would still have generated a positive cash netback of $0.75/mcfe.

Advantage Oil & Gas Ltd. - 9

Natural Gas and Liquids Sales and Hedging

	Three months ended			Six months ended
	June 30			June 30
($000)	2016	2015	% change	2016	2015	% change
Natural gas sales	$20,448	$28,315	(28)%	$46,192	$60,519	(24)%
Realized gains on derivatives	19,980	8,625	132%	34,674	15,989	117%
Natural gas sales including hedging	40,428	36,940	9%	80,866	76,508	6%
Liquids sales	5,187	489	961%	6,374	912	599%
Total (1)	$45,615	$37,429	22%	$87,240	$77,420	13%

(1) Total excludes unrealized derivative gains and losses.

Total sales including realized hedging for the three months ended June 30, 2016 increased $8.2 million or 22% to $45.6 million as compared to the second quarter of 2015, and increased $4.0 million or 10% as compared to the first quarter of 2016. Despite a 47% decrease in AECO daily natural gas prices when comparing the second quarter of 2016 to the same period of 2015, total sales have increased from higher production and a disciplined hedging program. We significantly increased our liquids sales in the second quarter of 2016 through additional Middle Montney natural gas liquids production from our refrigeration facilities at the Glacier gas plant. Our liquids are comprised of approximately 80% condensate and with the increased production in the second quarter of 2016 became a larger proportion of our total sales.

Production

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Natural gas (mcf/d)	203,791	124,299	64%	184,204	128,765	43%
Liquids (bbls/d)	1,083	112	867%	750	112	570%
Total - mcfe/d	210,289	124,971	68%	188,704	129,437	46%
- boe/d	35,048	20,829	68%	31,451	21,573	46%
Natural gas (%)	97%	99%		98%	99%
Liquids (%)	3%	1%		2%	1%

Average production during the second quarter of 2016 increased 68% to 210 mmcfe/d compared to the second quarter of 2015 as production increased consistent with our multi-year development plan and incremental firm transportation service contracts that became effective in April 2016 to support the higher production level. As we expected, production during the second quarter of 2016 was less affected by TransCanada Pipelines Ltd. (“TCPL”) transportation restrictions compared to the first quarter of 2016 and during most of 2015.

Annual production for 2016 is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d.

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Commodity Prices and Marketing

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$1.10	$2.50	(56)%	$1.38	$2.60	(47)%
Natural gas, including hedging ($/mcf)	$2.18	$3.27	(33)%	$2.41	$3.28	(27)%
Liquids, excluding and including hedging ($/bbl)	$52.67	$47.91	10%	$46.69	$44.90	4%

Benchmark Prices
AECO daily ($/mcf)	$1.40	$2.66	(47)%	$1.61	$2.71	(40)%
AECO monthly ($/mcf)	$1.25	$2.67	(53)%	$1.68	$2.81	(40)%
NYMEX ($US/mmbtu)	$1.95	$2.67	(27)%	$2.00	$2.81	(29)%
Edmonton Light ($/bbl)	$55.02	$67.68	(19)%	$46.93	$59.75	(21)%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. The prices we realize are based on a combination of AECO daily and monthly benchmark prices, heat content of the natural gas, and transportation from the sales point to AECO. Advantage sells production at the AECO monthly price equal to our hedged production volumes for any given month as all of our hedges are based on the AECO monthly index (see “Commodity Price Risk”). The remainder of our natural gas production is sold at the AECO daily index. Realized natural gas prices, excluding hedging, were lower than for the three and six months ended June 30, 2015 as a result of the considerable decline in AECO prices. Natural gas prices have decreased due to the continued strong U.S. domestic natural gas production relative to demand that has resulted in high natural gas inventory. This situation placed additional pressure on Canadian natural gas prices that experienced a more significant relative decline. The supply and demand imbalance continued throughout 2015 and worsened into the first half of 2016. However, recent weeks have seen an encouraging increase in power demand, lower production and other fundamentals that are beginning to correct this imbalance resulting in rising prices, although Canadian natural gas prices continue to be significantly discounted to U.S. natural gas prices.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts to December 31, 2018 for the purpose of reducing cash flow volatility in support of our Glacier multi-year development plan. Our Credit Facilities allow Advantage to hedge up to 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our derivative contracts have fixed the minimum price we expect to receive on production as follows:

	Average	Forecast
	Production	Production	Average
Period	Hedged	Hedged (1)	AECO Price

Q3 2016 to Q4 2016	94.8 mmcf/d	50%	$3.56/mcf
Q1 2017 to Q4 2017	89.6 mmcf/d	41%	$3.19/mcf
Q1 2018 to Q4 2018	41.5 mmcf/d	17%	$3.03/mcf

(1)	Based on forecast production volumes, net of royalties.

Advantage Oil & Gas Ltd. - 11

A summary of realized and unrealized hedging gains and losses for the three and six months ended June 30, 2016 and 2015 are as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2016	2015	% change	2016	2015	% change
Realized gains on derivatives	$19,980	$8,625	132%	$34,674	$15,989	117%
Unrealized losses on derivatives	(45,236)	(6,363)	611%	(29,758)	(8,476)	251%
Total gains (losses) on derivatives	$(25,256)	$2,262	(1,217)%	$4,916	$7,513	(35)%

For the three and six months ended June 30, 2016, we realized derivative gains as a result of the significant decline in natural gas prices as compared to our average hedge prices. For the six months ended June 30, 2016, an unrealized derivative loss of $29.7 million was recognized, being the decrease in fair value of our derivative contracts to a net asset of $14.5 million at June 30, 2016 as compared to a net asset of $44.2 million at December 31, 2015. The fair value of the net derivative asset is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The decrease in the fair value of our outstanding derivative contracts was due to $34.7 million actual cash received from derivative settlements in 2016 and a favorable improvement of AECO forward pricing at June 30, 2016. Remaining derivative contracts will settle between July 1, 2016 and December 31, 2018 corresponding to when the Corporation will recognize sales from production.

Royalty Expense (Recovery)

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Royalty expense (recovery) ($000)	$(1,481)	$1,236	(220)%	$(343)	$2,771	(112)%
per mcfe	$(0.08)	$0.11	(173)%	$(0.01)	$0.12	(108)%
Royalty Rate (percentage of natural gas and liquids sales)	(5.8)%	4.3%	(10.1)%	(0.7)%	4.5%	(5.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. The calculation of GCA for a given calendar year is completed after year-end upon finalizing and reporting all expenditure activity to the Crown with any adjustments typically received or paid during the second quarter. As a result of 2015 capital expenditures directed to our sales pipeline infrastructure and Glacier gas plant expansion that increased processing capacity to 250 mmcf/d, we were able to recover an additional $2.1 million of GCA in the second quarter of 2016. This GCA recovery resulted in reported royalties recovered of $1.5 million and $0.3 million for the three and six months ended June 30, 2016, respectively. Excluding this additional GCA recovery, royalty expense for the second quarter of 2016 would have been $0.6 million, 2.4% of natural gas and liquids sales or $0.03/mcfe. In this current natural gas price environment, we anticipate royalty rates to remain between 3.0% and 4.5%.

On January 29, 2016, the Alberta government released its new Modernized Royalty Framework (“MRF”). The new royalty framework partially emulates a revenue minus cost royalty structure and will be effective for wells spud on or after January 1, 2017 with existing wells continuing to operate under the previous royalty framework for a ten-year period. A new well’s early production will be subject to a flat 5% royalty until the well’s total revenue equals the Drilling and Completion Cost Allowance, which is a proxy for the well cost based on average industry drilling and completion costs. Afterwards, the company will pay higher royalty rates that vary depending on the resource and market prices. Royalty rates will drop to match declining production rates when the well reaches a Maturity Threshold. The new royalty framework is expected to incentivize low cost producers with higher productivity wells which will continue to benefit Advantage. We have reviewed the new framework formulas and estimate that at natural gas prices up to AECO $4.00/mcf, the impact on the economic returns for our average Upper and Lower Montney wells are insignificant while the economic returns for our average Middle Montney wells are slightly improved. On July 12, 2016, the Alberta government announced that operators could elect to have the MRF apply to wells drilled prior to the implementation date of January 1, 2017, and thus gain earlier access to the new program. Advantage will continue to evaluate and optimize the impact of drilling and completion design changes on royalties and economics in respect of the MRF.

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Operating Expense

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Operating expense ($000)	$5,674	$4,172	36%	$10,951	$8,446	30%
per mcfe	$0.30	$0.37	(19)%	$0.32	$0.36	(11)%

Operating expense per mcfe for the second quarter of 2016 decreased 19% to $0.30/mcfe as compared to the same period of 2015 due primarily to the tie-in and commissioning of an additional water disposal well that was completed during the first quarter and lowered produced water handling costs. Advantage anticipates operating expense per mcfe may decrease further as we continue to pursue cost efficiencies in all aspects of our operations.

Transportation Expense

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Transportation expense ($000)	$537	$-	100%	$734	$-	100%
per mcfe	$0.03	$-	100%	$0.02	$-	100%

Transportation expense represents the cost of transporting our natural gas liquids to third-party facilities where revenue is received upon delivery. The first quarter of 2016 was the first reporting period in which we have reported liquids transportation expense due to higher liquids recoveries at our Glacier gas plant.

General and Administrative Expense

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
General and administrative expense
Cash expense ($000)	$1,988	$2,115	(6)%	$3,926	$4,152	(5)%
per mcfe	$0.10	$0.19	(47)%	$0.11	$0.18	(39)%
Share based compensation ($000)	$992	$767	29%	$1,467	$1,610	(9)%
per mcfe	$0.05	$0.07	(29)%	$0.04	$0.07	(43)%

Total general and administrative expense ($000)	$2,980	$2,882	3%	$5,393	$5,762	(6)%
per mcfe	$0.15	$0.26	(42)%	$0.15	$0.25	(40)%
Employees at June 30				26	26	-%

Cash general and administrative (“G&A”) expense for the three and six months ended June 30, 2016 decreased modestly as compared to the same periods of 2015. On a per mcfe basis, a 47% reduction was realized in the second quarter of 2016 compared to the same period of 2015, as a result of higher production in the second quarter of 2016.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to service providers and to align the interests of service providers with that of shareholders. As at June 30, 2016, a total of 3.4 million stock options and 1.3 million performance awards are unexercised which represents 2.6% of Advantage’s total outstanding common shares.

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Depreciation Expense

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Depreciation expense ($000)	$31,079	$19,717	58%	$55,794	$40,484	38%
per mcfe	$1.62	$1.73	(6)%	$1.62	$1.73	(6)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher for the three and six months ended June 30, 2016 than the same periods of 2015, due to the continued production increase at Glacier.

Finance Expense

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Finance expense
Cash expense ($000)	$2,417	$2,460	(2)%	$5,268	$4,733	11%
per mcfe	$0.13	$0.22	(41)%	$0.15	$0.20	(25)%
Accretion expense ($000)	$203	$327	(38)%	$426	$878	(51)%
per mcfe	$0.01	$0.03	(67)%	$0.01	$0.04	(75)%
Total finance expense ($000)	$2,620	$2,787	(6)%	$5,694	$5,611	1%
per mcfe	$0.14	$0.25	(44)%	$0.16	$0.24	(33)%

Cash finance expense for the three and six months ended June 30, 2016 was relatively comparable to the same periods of 2015. Lower average bank indebtedness in the second quarter of 2016 due to surplus cash flow and proceeds from the equity financing that closed in March 2016 was offset by slightly higher effective interest rates. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In future periods of 2016, we expect lower cash finance expense as a result of our lower bank indebtedness and reduced Credit Facilities borrowing base of $400 million that was requested by Advantage.

Accretion expense represents non-cash charges that increase the carrying value of convertible debentures and decommissioning liability to their maturity values as a result of the passage of time. Since our remaining convertible debentures matured on January 30, 2015, accretion expense for the six months ended June 30, 2016 was lower than the same period of 2015.

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Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the six months ended June 30, 2016, the Corporation recognized a deferred income tax recovery of $5.2 million as a result of the $20.3 million loss before taxes and credited $1.3 million to share capital related to share issue costs. The net deferred tax liability decreased by $6.5 million to $34.6 million at June 30, 2016 from the December 31, 2015 balance of $41.1 million.

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Six months ended
	June 30			June 30
	2016	2015	% change	2016	2015	% change
Net income (loss) and comprehensive income (loss) ($000)	$(29,765)	$(2,060)	1,345%	$(15,074)	$2,011	(850)%
per share - basic and diluted	$(0.16)	$(0.01)	1,500%	$(0.08)	$0.01	(900)%

Advantage has reported a net loss for the three and six months ended June 30, 2016, due primarily to the recognition of an unrealized derivative loss of $45.2 million in the second quarter of 2016 attributable to the decrease in the fair value of our outstanding derivative contracts from a favorable improvement of AECO forward pricing at June 30, 2016 (see “Commodity Price Risk”).

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2016	2017	2018	2019	2020	2021	After 2021
Building leases	$3.5	$0.6	$1.1	$1.1	$0.7	$-	$-	$-
Pipeline/transportation	172.2	12.2	24.6	26.4	26.0	19.4	15.3	48.3
Bank indebtedness (1) - principal	194.0	-	-	194.0	-	-	-	-
- interest	16.9	4.3	8.5	4.1	-	-	-	-
Total contractual obligations	$386.6	$17.1	$34.2	$225.6	$26.7	$19.4	$15.3	$48.3

(1)	As at June 30, 2016, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2017. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	June 30, 2016
Bank indebtedness (non-current)	$194,028
Working capital deficit (surplus) (1)	(525)
Total debt (2)	$193,503
Shares outstanding	184,510,177
Shares closing market price ($/share)	$7.22
Market capitalization (3)	$1,332,163

Total capitalization	$1,525,666

Total debt to funds from operations (4)	1.5

(1)	Working capital deficit (surplus) is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit (surplus).
(3)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.
(4)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

On March 8, 2016, Advantage’s 13.4 million common share equity financing closed with net proceeds of $95.1 million raised and used initially to reduce bank indebtedness. In the second quarter of 2016, Advantage renewed its Credit Facilities at $400 million with $206 million or 52% available at June 30, 2016 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation anticipates that annual funds from operations will exceed the planned 2016 capital program of $125 million, and should natural gas prices average AECO Cdn $2.50/mcf during the second half of 2016, Advantage estimates $25 million of surplus cash flow and a year-end total debt to trailing funds from operations of 1.0 times. Advantage has a strong balance sheet, a disciplined hedging program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing its multi-year development plan at Glacier, Alberta.

Shareholders’ Equity

As at June 30, 2016, Advantage had 184.5 million common shares outstanding. During the six months ended June 30, 2016, Advantage issued 0.3 million common shares to service providers in exchange for the exercise of 0.6 million stock options. As at June 30, 2016, a total of 3.4 million stock options and 1.3 million performance awards are unexercised which represents 2.6% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at August 4, 2016, Advantage had 184.6 million common shares outstanding.

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Bank Indebtedness, Credit Facilities and Other Obligations

At June 30, 2016, Advantage had bank indebtedness outstanding of $194.0 million, a decrease of $92.5 million since December 31, 2015. The change in bank indebtedness was consistent with planned capital expenditure activity in our approved 2016 budget and the equity financing that closed on March 8, 2016 in which net proceeds of $95.1 million was raised. Advantage’s credit facilities have a borrowing base of $400 million and is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through a thorough evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In the second quarter of 2016, the Credit Facilities borrowing base was renewed at $400 million comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. Advantage requested a reduction from the prior $450 million borrowing base as its strong balance sheet and estimated capital requirements for future growth provides ample flexibility and we expect to save interest costs of $0.4 million per year. The only prior financial covenant to maintain a minimum cash flow to interest expense ratio of 3.5:1 was removed. The next annual review is scheduled to occur in June 2017. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage had a working capital surplus of $0.5 million as at June 30, 2016, as compared to a $7.2 million deficit at December 31, 2015 due to the lower liabilities relating to reduced capital activity at June 30, 2016 as compared to December 31, 2015. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Six months ended
	June 30		June 30
($000)	2016	2015	2016	2015
Drilling, completions and workovers	$1,406	$2,951	$10,561	$42,986
Well equipping and facilities	14,229	16,443	46,083	53,763
Other	1,960	43	5,687	1,396
Net capital expenditures (1)	$17,595	$19,437	$62,331	$98,145

(1)	Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

During the second quarter of 2016, capital expenditures were primarily invested in back-up utility systems including an additional acid gas and water disposal well which provides immediate operational flexibility, costs savings and incremental capacity for future growth. Advantage invested $62 million during the six months ended June 30, 2016 of which $46 million (74%) was directed to infrastructure projects that transport production such as the looping of our sales gas pipeline which increased take-away capacity to approximately 400 mmcf/d to TCPL and installation of a 6 km loop to expand our gas gathering system upstream of the plant. These projects were all completed and commissioned in April 2016 and provides capacity for future growth plans.

Advantage rig released one well and concluded completion operations on 7 previously cased wells during the first quarter. No drilling or completion activity occurred in the second quarter of 2016. Our current standing well inventory consists of 22 total wells of which 8 are completed and 14 remain uncompleted. Management believes this inventory of wells will provide sufficient productive capacity to attain our 2016 annual production target and support a further planned increase in production during the second quarter of 2017.

Since January 2016, Advantage has acquired Montney and Doig mineral rights in 12 additional sections for a total cost of $5.8 million. The majority of these lands are within and proximal to our existing land holdings at Glacier with additional acreage also acquired at Valhalla and Wembley.

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Sources and Uses of Funds

The following table summarizes the various funding requirements during the six months ended June 30, 2016 and 2015 and the sources of funding to meet those requirements:

	Six months ended
	June 30
($000)	2016	2015
Sources of funds
Funds from operations	$67,119	$57,500
Net proceeds of equity financing	95,130	-
Increase in bank indebtedness	-	167,817
	$162,249	$225,317
Uses of funds
Decrease in bank indebtedness	$92,809	$-
Net capital expenditures	62,331	98,145
Maturity of convertible debenture	-	86,240
Change in non-cash working capital and other	6,363	40,541
Expenditures on decommissioning liability	746	391
	$162,249	$225,317

Bank indebtedness decreased during the six months ended June 30, 2016 as a result of the $95.1 million net proceeds raised in the equity financing that closed on March 8, 2016. For the remainder of 2016, we anticipate our net capital expenditures to be fully funded with funds from operations (see “Liquidity and Capital Resources”). We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Quarterly Performance

	2016		2015				2014
($000, except as otherwise	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
indicated)

Daily production
Natural gas (mcf/d)	203,791	164,618	154,241	147,574	124,299	133,281	133,433	131,553
Liquids (bbls/d)	1,083	418	179	212	112	112	113	161
Total (mcfe/d)	210,289	167,126	155,315	148,846	124,971	133,953	134,111	132,519
Average prices
Natural gas ($/mcf)
Excluding hedging	$1.10	$1.72	$2.34	$2.66	$2.50	$2.68	$3.78	$4.03
Including hedging	$2.18	$2.70	$2.96	$3.25	$3.27	$3.30	$3.72	$3.80
AECO daily	$1.40	$1.84	$2.46	$2.90	$2.66	$2.76	$3.61	$4.02
AECO monthly	$1.25	$2.11	$2.65	$2.80	$2.67	$2.96	$4.01	$4.22
Liquids ($/bbl)
Including hedging	$52.67	$31.21	$43.24	$45.43	$47.91	$41.86	$71.35	$83.14
Edmonton Light ($/bbl)	$55.02	$38.85	$51.99	$55.58	$67.68	$51.73	$75.54	$97.07
Total sales including realized hedging	$45,615	$41,625	$42,654	$44,980	$37,429	$39,991	$46,409	$47,190
Net income (loss)	$(29,765)	$14,691	$12,408	$6,959	$(2,060)	$4,071	$53,682	$14,201
per share - basic	$(0.16)	$0.08	$0.08	$0.04	$(0.01)	$0.02	$0.32	$0.08
per share - diluted	$(0.16)	$0.08	$0.07	$0.04	$(0.01)	$0.02	$0.32	$0.08
Funds from operations	$36,883	$30,236	$31,656	$34,474	$27,571	$29,929	$39,182	$36,818

The table above highlights the Corporation’s performance for the second quarter of 2016 and also for the preceding seven quarters. The 135 mmcfe/d production level reached in early 2014 was maintained as we drilled the required well inventory and completed the first phase of commissioning operations at our expanded Glacier gas plant in July 2015 at which time production capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 and first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the Glacier gas plant expansion. In the second quarter of 2016, we were less affected by TCPL restrictions, and we attained production levels in excess of 210 mmcfe/d. Annual production for 2016 is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d.

Sales and funds from operations that increased dramatically in 2014 attributable to improved natural gas prices decreased in 2015 and early 2016 with a subsequent decline in natural gas prices. This decrease has been partially offset by continued production growth through the quarters and gains realized from our hedging program. Although Advantage has generally reported net income, we reported a small net loss in the second quarter of 2015 when gas prices were particularly weak combined with significantly less gains on hedging contracts. The net loss reported in the second quarter of 2016 was due primarily to the recognition of an unrealized derivative loss of $45.2 million attributable to the decrease in the fair value of our outstanding derivative contracts from a favorable improvement of AECO forward pricing at June 30, 2016 (see “Commodity Price Risk”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and hedging program have achieved long-term profitability despite the current challenging low natural gas price environment.

Advantage Oil & Gas Ltd. - 19

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the six months ended June 30, 2016.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are evaluated as to whether we expect changes to our financial reporting when they become effective. As at August 4, 2016, we are evaluating standards issued but not effective and we do not anticipate there to be material changes to our current financial reporting when they become effective.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas Ltd. - 20

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

August 4, 2016

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(thousands of Canadian dollars) (unaudited)	Notes	June 30, 2016	December 31, 2015

ASSETS
Current assets
Trade and other receivables		$14,865	$13,888
Prepaid expenses and deposits		1,516	1,966
Derivative asset	4	19,281	37,009
Total current assets		35,662	52,863

Non-current assets
Derivative asset	4	1,902	7,426
Exploration and evaluation assets		15,758	10,071
Property, plant and equipment	3	1,451,903	1,447,083
Total non-current assets		1,469,563	1,464,580
Total assets		$1,505,225	$1,517,443

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$15,856	$23,050
Derivative liability		105	-
Total current liabilities		15,961	23,050

Non-current liabilities
Derivative liability	4	6,601	200
Bank indebtedness	5	194,028	286,519
Decommissioning liability	6	48,225	44,575
Deferred income tax liability	7	34,576	41,152
Total non-current liabilities		283,430	372,446
Total liabilities		299,391	395,496

SHAREHOLDERS' EQUITY
Share capital	8	2,333,820	2,236,728
Contributed surplus		105,595	103,726
Deficit		(1,233,581)	(1,218,507)
Total shareholders' equity		1,205,834	1,121,947
Total liabilities and shareholders' equity		$1,505,225	$1,517,443

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 22

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Six months ended
		June 30		June 30
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	2016	2015	2016	2015

Natural gas and liquids sales		$25,635	$28,804	$52,566	$61,431
Royalty recovery (expense)		1,481	(1,236)	343	(2,771)
Natural gas and liquids revenue		27,116	27,568	52,909	58,660

Operating expense		(5,674)	(4,172)	(10,951)	(8,446)
Transportation expense		(537)	-	(734)	-
General and administrative expense		(2,980)	(2,882)	(5,393)	(5,762)
Depreciation expense	3	(31,079)	(19,717)	(55,794)	(40,484)
Finance expense		(2,620)	(2,787)	(5,694)	(5,611)
Gains (losses) on derivatives	4	(25,256)	2,262	4,916	7,513
Other income		403	125	415	182
Income (loss) before taxes		(40,627)	397	(20,326)	6,052
Income tax recovery (expense)	7	10,862	(2,457)	5,252	(4,041)
Net income (loss) and comprehensive income (loss)		$(29,765)	$(2,060)	$(15,074)	$2,011

Net income (loss) per share	9
Basic and diluted		$(0.16)	$(0.01)	$(0.08)	$0.01

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 23

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net loss and comprehensive loss		-	-	(15,074)	(15,074)
Shares issued on equity financing	8(b)	96,454	-	-	96,454
Share based compensation	8, 10	638	1,869	-	2,507
Balance, June 30, 2016		$2,333,820	$105,595	$(1,233,581)	$1,205,834

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debenture equity component	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2014		$2,234,959	$8,348	$90,904	$(1,239,885)	$1,094,326
Net income and comprehensive income		-	-	-	2,011	2,011
Share based compensation	8, 10	1,363	-	1,901	-	3,264
Conversion of Convertible Debenture		10	-	-	-	10
Maturity of Convertible Debenture		-	(8,348)	8,348	-	-
Balance, June 30, 2015		$2,236,332	$-	$101,153	$(1,237,874)	$1,099,611

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Cash Flows
		Three months ended		Six months ended
		June 30		June 30
(thousands of Canadian dollars) (unaudited)	Notes	2016	2015	2016	2015

Operating Activities
Income (loss) before taxes		$(40,627)	$397	$(20,326)	$6,052
Add items not requiring cash:
Share based compensation	8, 10	992	767	1,467	1,610
Depreciation expense	3	31,079	19,717	55,794	40,484
Unrealized loss on derivatives	4	45,236	6,363	29,758	8,476
Finance expense		2,620	2,787	5,694	5,611
Expenditures on decommissioning liability	6	(290)	(253)	(746)	(391)
Changes in non-cash working capital	11	(3,460)	(15,555)	(1,722)	(17,869)
Cash provided by operating activities		35,550	14,223	69,919	43,973

Financing Activities
Increase (decrease) in bank indebtedness	5	(8,217)	16,331	(92,809)	167,817
Net proceeds of equity financing	8(b)	-	-	95,130	-
Maturity of convertible debenture		-	-	-	(86,240)
Interest paid		(2,710)	(2,710)	(4,950)	(7,006)
Cash provided by (used in) financing activities		(10,927)	13,621	(2,629)	74,571

Investing Activities
Payments on property, plant and equipment	3, 11	(22,663)	(27,801)	(61,603)	(117,352)
Payments on exploration and evaluation assets		(1,960)	(43)	(5,687)	(1,192)
Cash used in investing activities		(24,623)	(27,844)	(67,290)	(118,544)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

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Notes to The Interim Consolidated Financial Statements

June 30, 2016 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). The CICA Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2015. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 4, 2016, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2015.

The methods used to measure fair values of derivative instruments are discussed in note 4.

(c)	Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

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3.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$1,714,117	$5,240	$1,719,357
Additions	163,549	242	163,791
Change in decommissioning liability (note 6)	(4,172)	-	(4,172)
Transferred from exploration and evaluation assets	924	-	924
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	56,644	-	56,644
Change in decommissioning liability (note 6)	3,970	-	3,970
Balance at June 30, 2016	$1,935,032	$5,482	$1,940,514

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2014	$341,906	$3,520	$345,426
Depreciation	86,999	392	87,391
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	55,637	157	55,794
Balance at June 30, 2016	$484,542	$4,069	$488,611

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2015	$1,445,513	$1,570	$1,447,083
At June 30, 2016	$1,450,490	$1,413	$1,451,903

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4.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at June 30, 2016, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

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4.	Financial risk management (continued)

(a)	Price risk

As at June 30, 2016, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	January 2016 to March 2017	2,370 mcf/d	Cdn $3.98/mcf
Fixed price swap	January 2016 to March 2017	16,587 mcf/d	Cdn $3.97/mcf
Fixed price swap	January 2016 to March 2017	4,739 mcf/d	Cdn $3.75/mcf
Fixed price swap	January 2016 to March 2017	9,478 mcf/d	Cdn $3.76/mcf
Fixed price swap	April 2016 to December 2016	14,217 mcf/d	Cdn $3.05/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $4.11/mcf
Fixed price swap	April 2016 to March 2017	14,217 mcf/d	Cdn $3.25/mcf
Fixed price swap	April 2016 to March 2017	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	January 2017 to June 2017	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf	(1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf	(2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf	(3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf	(4)

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

The fair value of the derivative contracts have been allocated to current and long-term assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 29

4.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016	December 31, 2015
Bank indebtedness (non-current) (note 5)	$194,028	$286,519
Working capital deficit (surplus) (1)	(525)	7,196
Net debt	$193,503	$293,715
Shares outstanding (note 8)	184,510,177	170,827,158
Share closing market price ($/share)	$7.22	$7.03
Market capitalization (2)	1,332,163	1,200,915
Total capitalization	$1,525,666	$1,494,630

(1)	Working capital deficit (surplus) is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

5.	Bank indebtedness

	June 30, 2016	December 31, 2015
Revolving credit facility	$194,720	$287,529
Discount on Bankers Acceptances and other fees	(692)	(1,010)
Balance, end of period	$194,028	$286,519

At December 31, 2015 and March 31, 2016, the Corporation had credit facilities (the "Credit Facilities") of $450 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $430 million extendible revolving loan facility from a syndicate of financial institutions. The only financial covenant was a requirement to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. This covenant was met at December 31, 2015 and March 31, 2016.

On May 31, 2016, the Credit Facilities were renewed as follows: The borrowing base was reduced to $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The financial covenant to maintain a minimum cash flow to interest expense ratio was removed. The revolving period for the Credit Facilities will end in June 2017 unless extended at the option of the syndicate for a further 364 day period.

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6.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2016 and 2076. A risk-free rate of 1.76% (December 31, 2015 – 2.16%) and an inflation factor of 1.5% (December 31, 2015 – 1.5%) were used to calculate the fair value of the decommissioning liability at June 30, 2016. A reconciliation of the decommissioning liability is provided below:

	Six months ended	Year ended
	June 30, 2016	December 31, 2015
Balance, beginning of year	$44,575	$48,878
Accretion expense	426	1,131
Liabilities incurred	-	1,767
Change in estimates	384	(2,011)
Effect of change in risk-free rate and inflation rate factor	3,586	(3,928)
Liabilities settled	(746)	(1,262)
Balance, end of period	$48,225	$44,575

7.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. A deferred tax asset has not been recognized for capital losses, since recognition is dependent on the realization of future taxable capital gains.

8.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value.

(b)	Issued
	Common Shares	Amount
Balance at December 31, 2014	170,067,650	$2,234,959
Share based compensation (note 10)	758,346	1,759
Conversion of convertible debenture	1,162	10
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on equity financing, net of issue costs and deferred taxes	13,427,075	96,454
Share based compensation (note 10)	255,944	638
Balance at June 30, 2016	184,510,177	$2,333,820

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

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9.	Net income (loss) per share

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) and weighted average shares outstanding, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Net income (loss)
Basic and diluted	$(29,765)	$(2,060)	$(15,074)	$2,011

Weighted average shares outstanding
Basic	184,477,484	170,666,813	179,478,040	170,485,129
Stock Option Plan	-	-	-	915,174
Performance Incentive Plan	-	-	-	42,871
Diluted	184,477,484	170,666,813	179,478,040	171,443,174

The calculation of diluted net loss per share for the three months ended June 30, 2016 and 2015 excludes the effects of the Stock Option Plan and Performance Incentive Plan, as their impacts would be anti-dilutive. Total weighted average shares of 642,466 and 581,393 in respect of the Stock Option Plan and Performance Incentive Plan for 2016 and total weighted average shares of 1,004,596 and 114,052 in respect of the Stock Option Plan and Performance Incentive Plan for 2015, respectively were excluded from the diluted net loss per share calculation.

The calculation of diluted net loss per share for the six months ended June 30, 2016 excludes the effects of the Stock Option Plan and Performance Incentive Plan, as their impacts would be anti-dilutive. Total weighted average shares of 693,360 and 499,599 in respect of the Stock Option Plan and Performance Incentive Plan, respectively were excluded from the diluted net loss per share calculation.

10.	Share based compensation

(a)	Stock option plan

The following tables summarize information about changes in stock options outstanding at June 30, 2016:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2014	5,144,676	$4.63
Exercised	(2,081,538)	4.00
Granted	987,928	6.82
Forfeited/cancelled	(19,764)	5.37
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(609,812)	4.48
Balance at June 30, 2016	3,421,490	$5.68

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$4.43 - $5.87	2,422,488	1.81	$5.21	1,940,480	$5.04
$5.88 - $6.82	999,002	3.76	6.81	335,843	6.81
$4.43 - $6.82	3,421,490	2.38	$5.68	2,276,323	$5.30

Advantage Oil & Gas Ltd. - 32

10.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants on vesting are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at June 30, 2016, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2014	406,142
Granted	263,510
Forfeited	(3,560)
Balance at December 31, 2015	666,092
Granted	661,571
Balance at June 30, 2016	1,327,663

Share based compensation recognized by plan for the three and six months ended June 30, 2016 and 2015 are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Stock Option Plan	$193	$602	$382	$1,285
Performance Incentive Plan	1,502	709	2,125	1,467
Total share based compensation	1,695	1,311	2,507	2,752
Capitalized	(703)	(544)	(1,040)	(1,142)
Net share based compensation expense	$992	$767	$1,467	$1,610

11.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Six months ended
	June 30
	2016	2015
Source (use) of cash:
Trade and other receivables	$(977)	$11,755
Prepaid expenses and deposits	450	245
Trade and other accrued liabilities	(7,194)	(53,218)
	$(7,721)	$(41,218)

Related to operating activities	$(1,722)	$(17,869)
Related to financing activities	-	(1,808)
Related to investing activities	(5,999)	(21,541)
	$(7,721)	$(41,218)

Advantage Oil & Gas Ltd. - 33

Directors

Jill Angevine (1)(3)

Stephen E. Balog (1)(2)(3)

Grant Fagerheim (2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

Union Bank, Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls - barrels

bbls/d - barrels per day

boe - barrels of oil equivalent (6 mcf = 1 bbl)

boe/d - barrels of oil equivalent per day

mcf - thousand cubic feet

mcf/d - thousand cubic feet per day

mmcf - million cubic feet

mmcf/d - million cubic feet per day

bcf - billion cubic feet

gj - gigajoules

NGLs - natural gas liquids

WTI - West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Toronto Stock Exchange Trading Symbol

Shares: AAV

New York Stock Exchange Trading Symbol

Shares: AAV

Advantage Oil & Gas Ltd. - 34